Exhibit 28.1


                                               FOR IMMEDIATE RELEASE
                                               JULY 19, 2001
                                               FOR ADDITIONAL INFORMATION
                                               CONTACT:  DARRELL E. BLOCKER
                                                         SR VICE PRESIDENT, CFO
                                                         (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES SECOND QUARTER EARNINGS

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank, today announced net income of $515,000 ($0.33 per diluted share) for the Company's second quarter ended June 30, 2001 compared to net income of $505,000 ($0.32 per diluted share) for the second quarter ended June 30, 2000, an increase in net income of $10,000 or 2.1%. Sequentially, the second quarter 2001 net income is $122,000 or 31.1% higher than the first quarter ending March 31, 2001. The current three months earnings represents an annualized return on average (ROA) of 0.84% and a return on average equity (ROE) of 7.73%.

Stephen E. Zahn, President and Chief Executive Officer, attributes the increase in second quarter earnings for June 30, 2001 compared with June 30, 2000 to improved non interest income of $299,000 for the three months ended June 30, 2001 verses $225,000 for the comparable period 2000 or a 32.9% increase, as well as a decrease in provision for loan loss reserves from $191,000 during the second quarter of fiscal 2000 to $100,000 during the current quarter. NEIB's ratio of reserves to total loans was 1.17% at June 30, 2001, an increase from 0.67% at June 30, 2000. We have seen an improvement in our cost of funds during the second quarter 2001 over first quarter 2001, which reflects the reduction in short term rates as our deposit products mature and reprice. Our net interest income for the second quarter 2001 of $1.72 million compared to the same period in 2000 of $1.86 million, while average earning assets declined $12.1 million over the same period. Non-interest expenses remained essentially steady at $1.2 million for the second quarter 2001 compared to the second quarter 2000.

Results for the first half of the year showed net interest income at $3.37 million for the six months ended June 30, 2001 compared to $3.79 million for the six months ended June 30, 2000, a 12.5% decrease. The net interest margin for the six months ended June 30, 2001 of 2.91% has decreased compared to the same period 2000 of 3.08%. This decrease is due to the interest costing liabilities repricing upward faster than the interest earning assets during 2000. The net interest trend is now improving as the effect of 2001's lower rates become effective.


                                     -MORE-

Net income for the first half of the year was $908,000 (or $0.57 per diluted share) compared to the first half of 2000's net income of $1.0 million (or $0.62 per diluted share). ROE for the six months ended June 30, 2001 was 6.80% compared to 7.90% for the same period of 2000, a decrease of 1.10%.

Total assets at June 30, 2001 of $240.6 million compared to December 31, 2000 assets of $247.1 million reflects a 2.63% decrease. Asset reduction at June 30, 2001 compared to December 31, 2000 was due to loan volume and selling fixed rate residential mortgages to the secondary market and continued efforts to reposition our liabilities by paying down borrowings by $3.4 million to improve liquidity.

Shareholder equity at June 30, 2001 was $26.5 million compared to $25.7 million at December 31, 2000 a 3.11% increase. The buybacks of $821,000 of Treasury stock during that period and dividends paid partially reduced the increase from net income year to date in equity. These reductions help leverage Northeast Indiana Bancorp's remaining equity and tend to improve return on shareholder's equity. Northeast Indiana Bancorp has approximately 9,000 shares that may be repurchased under the current buyback program.

The book value of NEIB's stock is $16.30 per share as of June 30, 2001 compared to $15.21 as of June 30, 2000 or a 7.17% increase. The last reported trade of the stock in June 2001 was $13.06 per share compared to the closing price of $11.50 per share on June 30, 2000.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates, loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".


                                     -MORE-

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
================================================================================
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION


                                       ASSETS                                       June 30,               December 31,
                                                                                      2001                    2000
                                                                                      ----                    ----
Interest-earning cash and cash equivalents                                        $ 11,792,271            $  3,208,993
Noninterest earning cash and cash equivalents                                        2,032,763               3,367,273
                                                                                  ------------            ------------
   Total cash and cash equivalents                                                  13,825,034               6,576,266
Securities available for sale                                                       32,917,198              31,226,026
Securities held to maturity estimated market value of $345,000 and
 $383,000 at  June 30, 2001 and December 31, 2000                                      345,000                 383,000
Loans receivable, net of allowance for loan loss June 30, 2001 $2,230,506
 and December 31, 2000 $ 2,001,172                                                 185,451,683             200,151,133

Accrued interest receivable                                                            737,376                 895,612
Premises and equipment                                                               2,287,160               2,244,179
Investments in limited liability partnerships                                        1,625,011               1,703,839
Other assets                                                                         3,443,423               3,914,247
                                                                                  ------------            ------------
    Total Assets                                                                  $240,631,885            $247,094,302
                                                                                  ============            ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                           143,676,142             146,806,118
Borrowed Funds                                                                      69,414,747              72,538,670
Accrued interest payable and other liabilities                                       1,051,688               1,175,757
                                                                                  ------------            ------------
    Total Liabilities                                                              214,142,577             220,520,545
                                                                                  ============            ============

Retained earnings - substantially restricted                                        26,489,308              26,573,757
                                                                                  ------------            ------------
    Total Liabilities and Shareholder's Equity                                    $240,631,885             247,094,302
                                                                                  ============            ============

================================================================================
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                    Three Months Ended          Six Months Ended
                                                                         June 30,                   June 30,
                                                                     2001         2000         2001          2000
                                                                     ----         ----         ----          ----
Total interest income                                             $4,539,780    4,932,184    9,075,440    9,773,103
Total interest expense                                             2,814,844    3,072,768    5,702,361    5,985,317
                                                                  ----------   ----------   ----------   ----------
   Net interest income                                            $1,724,936   $1,859,416   $3,373,079   $3,787,786
-------------------------------------------------------------------------------------------------------------------
Provision for loan losses                                            100,000      191,250      250,000      382,500

  Net interest income after provision for
   Loan losses                                                    $1,624,936   $1,668,166   $3,123,079   $3,405,286
                                                                  ----------   ----------   ----------   ----------
  Net realized gain(loss) on sale of securities                         --           --           --           --
  Net realized gain (loss) on sale of loans                           17,556         --         48,816         --
  Other                                                              282,057      225,188      537,081      454,685
-------------------------------------------------------------------------------------------------------------------
Total noninterest income                                             299,613      225,188      585,897      454,685
                                                                  ----------   ----------   ----------   ----------
Total noninterest expenses                                         1,174,652    1,163,486    2,406,003    2,332,700
-------------------------------------------------------------------------------------------------------------------
  Income before income tax expenses                               $  749,897   $  729,868   $1,302,973   $1,527,271
-------------------------------------------------------------------------------------------------------------------
Income tax expenses                                                  234,660      225,270      395,035      503,698
                                                                  ----------   ----------   ----------   ----------
     Net Income                                                   $  515,237   $  504,598   $  907,938   $1,023,573
                                                                  ==========   ==========   ==========   ==========

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
================================================================================
                             SELECTED FINANCIAL DATA


                                                               Three Months Ended                       Six Months Ended
                                                                    June 30,                                June 30,
                                                            2001                2000                2001                2000
                                                            ----                ----                ----                ----
Basic Earnings per share                                       0.33                0.32                0.58                0.64
Dilutive Earnings per share                                    0.33                0.31                0.57                0.63
Net interest margin                                            2.95%               3.03%               2.91%               3.08%
Return on average assets                                       0.84%               0.79%               0.75%               0.80%
Return on average equity                                       7.73%               7.77%               6.80%               7.90%
Average shares outstanding- primary                       1,556,315           1,600,061           1,574,536           1,603,190
Average shares outstanding- diluted                       1,574,531           1,612,735           1,601,366           1,631,633

                                                                                                          At June 30,
                                                                                                    2001                2000
                                                                                                    ----                ----
Total non- performing assets as a % of total assets                                                    2.79%               0.71%
Stockholders' equity as a % of total assets                                                           11.01%              10.30%
Book value per share                                                                             $    16.30          $    15.21
Common shares outstanding- EOP                                                                    1,625,036           1,733,036